FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2012

Commission File Number 001-15266

BANK OF CHILE (Translation of registrant's name into English)
Ahumada 251 Santiago, Chile (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....Ö.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, informing of the increase of the Bank´s capital; the approval of the amendments of Banco de Chile´s bylaws; the issuance and distribution of the fully paid in shares; the shareholders right to receive the new shares; and the assignation of titles to each shareholder.

Santiago, June 5, 2012

Mr. Raphael Bergoeing Vela

Superintendent of Bank and

Financial Institutions

Present

Ref: Essential Information

Mr. Superintendent:

Pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter 18-10 of the Regulations of the Superintendency of Banks and Financial Institutions and regarding the capitalization of 30% of the distributable net income obtained during the fiscal year ending the 31st of December, 2011, through the issuance of fully paid-in shares, of no par value, agreed in the Extraordinary Shareholders Meeting held on the 22th of March, 2012, I inform you as an essential information:

a)       In the said Extraordinary Shareholders Meeting, it was agreed to increase the Bank´s capital in the amount of $73,910,745,344 through the issuance of 1,095,298,538 fully paid-in shares, of no par value, payable under the distributable net income for the year 2011 that was not distributed as dividends as agreed at the Ordinary Shareholders Meeting held on the same day.

The Chilean Superintendency of Banks and Financial Institutions approved the amendment of the bylaws, through resolution N°118 dated May 17, 2012, which was registered on page 33,050, N°23,246 on the Chamber of Commerce of Santiago, on May 18, 2012 and was published at “Diario Oficial” N°40,267 on May 22, 2012.

The issuance of fully in paid shares was registered in the Securities Register of the Superintendence of Banks and Financial Institutions with N°4/2012, on June 4, 2012.

b)       The Board of Directors of Banco de Chile, at the meeting N°2,754, dated May 24, 2012, set June 28, 2012, as the date for issuance and distribution of the fully paid in shares.

c)        The shareholders that will be entitled to receive the new shares, at a ratio of 0.018956 fully in paid shares for each Banco de Chile share, shall be those registered in the Registry of Shareholders on June 22, 2012.

d)       The titles will be duly assigned to each shareholder. The Bank will only print the titles for those shareholders who request it in writing at the Shareholders Department of Banco de Chile.

e)        As a consequence of the issuance of the fully in paid shares, the capital of the Bank will be divided in 88,037,813,511nominative shares, without par value.

Sincerely,

Arturo Tagle Quiroz

Chief Executive Office

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2012.

Banco de Chile

/s/ Arturo Tagle Q.

By: Arturo Tagle Q.

       CEO